21001617

MMISSION

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: October 31, 2023 |
| Estimated average burden hours per response...... 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing

APR 01 2021

Washington, DC

| SEC FILE NUMBER |
|---|
| 8-51605 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ViewTrade Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7280 W Palmetto Road
(No. and Street)

(City) (State) 33433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James St. Clair (561) 620-9303
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard, Suite 700 (Address) (City) FL (State) 80237 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Megan K. Deihl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ViewTrade Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMJED HAMDAN
Notary Public - State of Florida
Commission # GG 948339
My Comm. Expires Feb 6, 2024
Bonded through National Notary Assn.

State of Florida
County of Palm Beach
Exp. 2/6/24

Signature

CFO/FIN OP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**VIEWTRADE SECURITIES, INC.**

**CONTENTS**

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
ViewTrade Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of ViewTrade Securities, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as the Company's auditor since 2001.

Denver, Colorado
March 29, 2021

## VIEWTRADE SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2020

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 11,030,842 |
| Receivables: | | |
| Due from clearing firms | | 4,369,452 |
| Other receivables | | 1,177,770 |
| Due from related parties (Note 3) | | 3,936,609 |
| Deposits with vendors | | 10,000 |
| Prepaid expenses | | 32,376 |
| Software license, net of $1,645,833 of amortization | | 104,167 |
| Right-of-use asset, net ( Note 3) | | 269,550 |
| Other assets | | 84,084 |
| ***Total assets*** | **$** | **21,014,850** |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable and accrued liabities | $ | 1,082,804 |
| Compensation accrual | | 1,922,659 |
| Deferred revenue | | 540,194 |
| Operating lease liability (Note 3) | | 276,166 |
| Deposit | | 125,000 |
| Loan payable (Note 4) | | 511,281 |
| ***Total liabilities*** | | 4,458,104 |
| **COMMITMENTS AND CONTINGENCIES** (Notes 3, 5 and 7) | | |
| **SHAREHOLDER'S EQUITY:** (Note 7) | | |
| Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding | | 1 |
| Additional paid-in capital | | 1,932,299 |
| Retained earnings | | 14,624,446 |
| ***Total shareholder's equity*** | | 16,556,746 |
| ***Total liabilities and shareholder's equity*** | **$** | **21,014,850** |

The accompanying notes are an integral part of this statement.

**VIEWTRADE SECURITIES, INC.**

**STATEMENT OF OPERATIONS**
**YEAR ENDED DECEMBER 31, 2020**

| | |
|---|---|
| **REVENUES:** | |
| Volume processing based revenues | $ 33,207,945 |
| Asset based revenues | 581,241 |
| Licensing fees | 40,605 |
| Total technology driven business | 33,829,791 |
| Transaction fees and other | 3,138,002 |
| ***Total revenues*** | 36,967,793 |
| **EXPENSES:** | |
| Securities processing fees | 6,465,475 |
| Transaction based costs | 4,565,273 |
| Business development costs | 228,256 |
| Data and technology related services | 9,336,987 |
| Corporate services | 507,128 |
| Compensation and benefits | 5,584,124 |
| ***Total expenses*** | 26,687,243 |
| **INCOME BEFORE INCOME TAX PROVISION** | 10,280,550 |
| Income tax provision (Note 6) | (2,846,579) |
| **NET INCOME** | **$ 7,433,971** |

The accompanying notes are an integral part of this statement.

# VIEWTRADE SECURITIES, INC.

## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
## YEAR ENDED DECEMBER 31, 2020

| | Common Stock | | | | Additional Paid-In | | Retained | |
|---|---|---|---|---|---|---|---|---|
| | Shares | | Amount | | Capital | | Earnings | |
| **BALANCES,** December 31, 2019 | 100 | $ | 1 | $ | 1,932,299 | $ | 7,190,475 |
| Net income | - | | - | | - | | 7,433,971 |
| **BALANCES,** December 31, 2020 | **100** | **$** | **1** | **$** | **1,932,299** | **$** | **14,624,446** |

The accompanying notes are an integral part of this statement.

## VIEWTRADE SECURITIES, INC.

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2020

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 7,433,971 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Amortization | $ | 250,000 |
| Increase in due from clearing brokers | | (3,054,576) |
| Increase in other receivables | | (841,928) |
| Decrease in due from related parties | | 142,679 |
| Decrease in prepaid expenses | | 467 |
| Increase in other assets | | (61,286) |
| Increase in accounts payable | | 749,136 |
| Increase in compensation accrual | | 1,340,414 |
| Decrease in due to clearing firm | | (10,209) |
| Decrease in deferred revenue | | 226,907 |
| Change in ROU asset and operating lease liability | | 9,900 |
| ***Net cash flows provided by operating activities*** | | 6,185,475 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from loan payable | | 511,281 |
| **CHANGE IN CASH AND CASH EQUIVALENTS** | | 6,696,756 |
| **CASH AND CASH EQUIVALENTS,** at beginning of year | | 4,334,086 |
| **CASH AND CASH EQUIVALENTS,** at end of year | **$** | **11,030,842** |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Cash paid during the year for taxes | **$** | **31,853** |
| **SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:** | | |
| Right of use asset and operating lease liabilities | **$** | **9,900** |

The accompanying notes are an integral part of this statement.

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization and Business***

ViewTrade Securities, Inc. (the "Company") was incorporated in Delaware in May 2000. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of ViewTrade Holding Corporation ("VTH").

***Clearing Agreement***

The Company, under Rule 15c3-3(k) (2) (ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

***Revenue recognition***

The Company records proprietary transaction, commission revenue and related expenses on a trade date basis. Securities transactions are recorded on a trade-date basis and related charges in fair value are reflected in income.

Investment banking fees include fees arising from securities offerings and private placements in which the Company acts as an agent. Investment banking fees are recorded on the completion date of the securities offering. Other revenue is recognized when earned.

***Depreciation***

The Company provides for depreciation of furniture, equipment and software on a straight-line basis over the estimated lives of the related assets ranging from 3 to 7 years.

***Income Taxes***

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately. The Company, however, does not file a consolidated income tax return for state income tax purposes. The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, "*Accounting for Income Taxes.*"

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

***Income Taxes*** *(concluded)*

Under the asset and liability method of ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

***Valuation of Securities***

The Company values its securities using Account Standards Codification 820, "Fair Value Measurements" (ASC 820). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

***NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)*

***Valuation of Securities*** *(continued)*

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over the counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset.

***NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (concluded)*

For securities whose inputs are based on bid-ask prices, the Company's valuation policies required the fair value be within the bid-ask range, the Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price these securities are included in Level 1 of the fair value hierarchy.

***Statement of Cash Flows***

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Certain amounts have been reclassed to conform to the current year presentation.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Software License***

On July 1, 2014, the Company entered into a software licensing agreement with its parent company for a seven- year, non-exclusive agreement for the use of the proprietary trading software owned by ViewTrade Holdings Corp. The Company paid $1,750,000 and is amortizing this straight-line over seven years. The license has accumulated amortization of $1,645,833 and the Company recorded $250,000 of amortization during the year as part of its communications and data processing expense.

***Leases***

The Company has adopted ASU 2016-02, Leases (Topic 842) whereby a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months and disclosing key information about leasing transactions. See Note 3 for further discussion of ASU 2016-02 and the associated disclosures.

Upon commencement of a lease, the Company recognizes a lease liability for the present value of the lease payments not yet paid, discounted using an interest rate that represents the ability to borrow on a collateralized basis over a period that approximates the lease term. The Company also recognizes a lease asset, which represents our right to control the use of the underlying property, plant or equipment, at an amount equal to the lease liability, adjusted for prepayments and initial direct costs.

The Company subsequently recognizes the cost of operating leases on a straight-line basis over the lease term, and any variable lease costs, which represent amounts owed to the lessor that are not fixed per the terms of the contract, are recognized in the period in which they are incurred.

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

***Leases*** *(concluded)*

Any costs included in our lease arrangements that are not directly related to the leased assets, such as maintenance charges, are included as part of the lease costs. Leases with an initial term of one year or less are considered short-term leases and are not recognized as lease assets and liabilities. We also recognize the cost of such short-term leases on a straight-line basis over the term of the underlying agreement.

## *NOTE 2 - FAIR VALUE MEASUREMENTS*

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2020.

| | Quoted Prices in Active Markets for Identical Assets Level 1 | Significant Other Observable Imputs Level 2 | Significant Unobservable Inputs Level 3 | Balance as of December 31, 2020 |
|---|---|---|---|---|
| Investments in securities, at fair value | $ 84,084 | $ - | $ - | $ 84,084 |

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2020.

## *NOTE 3 - LEASES*

The components of lease expense for the year ended December 31, 2020 were as follows:

| | |
|---|---|
| Operating lease costs: | |
| Amortization of right-of-use assets | $ 50,831 |
| Interest on operating lease liabilties | 5,567 |
| Total operating lease costs | **$ 56,398** |

*NOTE 3 - LEASES (concluded)*

Supplemental statement of financial condition at December 31, 2020 relating to leases were as follows:

| | | |
|---|---|---|
| Operating leases: | | |
| Assets: | | |
| Right-of-use assets | | 396,883 |
| Accumulated amotization | | (127,333) |
| Right-of-use assets, net | $ | **269,550** |
| Liabilties: | | |
| Operating lease liability | $ | **276,166** |
| Weighted-average remaining lease term | | 4.25 years |
| Weighted-average discount rate | | 2.65% |

Maturities of lease liabilities at December 31, 2020 were as follows:

| Year | | Amount |
|---|---|---|
| 2021 | | 82,703 |
| 2022 | | 86,214 |
| 2023 | | 88,800 |
| 2024 | | 27,605 |
| Total lease payments | | 285,322 |
| Less: imputed interest | | (9,156) |
| | $ | **276,166** |

*NOTE 4 - NOTE PAYABLE*

In April of 2020, the Company received $511,281 in proceeds from the Paycheck Protection Program. The Company expects to apply for forgiveness of this loan in accordance with the regulations set forth by the Small Business Administration and expects this amount to be forgiven in full.

### *NOTE 5 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

At December 31, 2020, the Company had receivables from its parent of $3,514,485 and to a sister company of $422,124. The receivables are non-interest bearing and are due on demand.

### *NOTE 6 - INCOME TAXES*

For the year ended December 31, 2020, the Company recorded an income tax provision resulting from income recorded on a separate company basis. The recorded income tax provision of $2,846,579 reflects the 21% income tax rate combined with the state income taxes at their prevailing statutory rates.

### *NOTE 7 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $11,794,492 and $209,140. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.27 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

### *NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES*

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company is a retail brokerage house and deals primarily in equity securities which it buys and sells on behalf of its customers on a fully disclosed basis, and for itself in its own trading activities.

In the normal course of business, the Company's client activities ("clients") through its clearing brokers involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company is involved in various disputes arising in the normal course of business, some of which are indeterminable in amount. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcome at the present time.

In the Company's trading activities, the Company has acquired securities for its own account and may incur losses if the market value of these securities declines subsequent to December 31, 2020.

### *NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (concluded)*

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, due from related parties, other receivables, net software license, prepaid expenses, right of use asset, other assets, accounts payable and accrued liabilities, compensation accrual, deferred revenue, operating lease liability, deposit and loan payable are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned are valued at fair value using quoted market prices.

The Company has deposits in banks in excess of the federally insured amount of $10,980,842 which is subject to loss should the bank cease business.

### *NOTE 9 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date that the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

# SUPPLEMENTARY INFORMATION

## VIEWTRADE SECURITIES, INC.

## COMPUTATION OF NET CAPITAL PURSUANT TO NET CAPITAL RULE 15c3-1 DECEMBER 31, 2020

| | | |
|---|---|---|
| **CREDITS:** | | |
| Shareholder's equity | $ | 16,556,746 |
| **ADJUSTMENTS:** | | |
| Forgiveness of Paycheck Protection Program loan | | 511,281 |
| **ADJUSTED CAPITAL** | | 17,068,027 |
| **DEBITS:** | | |
| Nonallowable assets: | | |
| Due from related parties | | 3,936,609 |
| Other receivables | | 1,177,770 |
| Software license | | 104,167 |
| Deposits with vendors | | 10,000 |
| Prepaid expenses | | 32,376 |
| ***Total debits*** | | 5,260,922 |
| ***Net capital before haircuts on securities positions*** | | 11,807,105 |
| Haircuts on securities positions | | 12,613 |
| **NET CAPITAL** | | 11,794,492 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $3,137,079 or $100,000, whicher is greater | | 209,140 |
| ***Excess net capital*** | **$** | **11,585,352** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Accounts payable and accrued liabities | $ | 1,082,804 |
| Compensation accrual | | 1,922,659 |
| Deposit | | 125,000 |
| Excess of right of use liability over right of use asset | | 6,616 |
| **TOTAL AGGREGATE INDEBTEDNESS** | **$** | **3,137,079** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **0.27 to 1** |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2020.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Shareholder and Board of Directors of
ViewTrade Securities, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) ViewTrade Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
March 29, 2021

ViewTrade

*Trust & Excellence*

To Whom It May Concern,

Please be advised that to the best of our knowledge ViewTrade Securities, Inc. (the "Company"), accurately claimed exemption from the possession or control requirements of SEC Rule 15c3-3 (the "Rule") under the exemptions provided for under the Rule for the fiscal year ended December 31, 2020. The exemptions under the Rule provide that the provisions of the rule shall not be applicable to a broker or dealer:

(k)(2)(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customer and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

Megan Deihl

ViewTrade Securities, Inc. • 7280 W. Palmetto Park Rd. #310 Boca Raton, FL 33433 • 561 620 0306 F 561 620 0301
www.viewtrade.com

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the shareholder and Board of Directors of
ViewTrade Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2020, which were agreed to by ViewTrade Securities, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2020, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
March 29, 2021

## VIEWTRADE SECURITIES, INC.

## GENERAL ASSESSMENT RECONCILATION
## PURSUANT TO FORM SIPC-7

## YEAR ENDED DECEMBER 31, 2020

| | | |
|---|---|---|
| General assessment per Form SIPC-7, including interest | $ | 45,238 |
| Less payments made with Form SIPC-6 | | (18,560) |
| Amount paid with Form SIPC-7 | **$** | **26,678** |